UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.           )*
ARYx THERAPEUTICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
043387 10 9
(CUSIP Number)
LUKE EVNIN
MPM ASSET MANAGEMENT
THE JOHN HANCOCK TOWER
200 CLARENDON STREET, 54TH FLOOR
BOSTON, MASSACHUSETTS 02116
TELEPHONE: (617) 425-9200 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 14, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the MPM Entities and the Listed Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) and warrants to purchase Common Stock, of the Issuer (as defined below) on November 14, 2008 as described in Item 3 below.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III-QP, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,688,080(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,688,080(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,688,080(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

17.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2002 BVIII LLC (“AM LLC”), MPM BioVentures Strategic Fund, L.P. (“BV SF”), MPM BioVentures III GP, L.P. (“BV III GP”) and MPM BioVentures III LLC (“BV III LLC”) (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons”). The Listed Persons are members of BV III LLC and AM LLC. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 446,293 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the securities purchase agreement (“SPA”).

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		315,211(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		315,211(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

315,211(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 30,007 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM Asset Management Investors 2002 BVIII LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		92,622(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		92,622(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

92,622(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 8,817 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III Parallel Fund, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		141,623(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		141,623(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,623(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 13,483 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III GmbH & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		396,166(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		396,166(2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

396,166(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

1.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 37,713 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures Strategic Fund, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		267,183

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		267,183

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	267,183

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	1.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III GP, L.P

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,808,263(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,808,263(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,808,263(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 267,183 shares of Common Stock held by BV SF. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS MPM BioVentures III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,808,263(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,808,263(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,808,263(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.0%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; and 267,183 shares of Common Stock held by BV SF. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Luke Evnin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,900,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,900,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,900,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 8,817 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The Reporting Person is a member of BV III LLC and AM LLC.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer's Common Stock outstanding on October 31, 2008, as set forth in the Issuer's most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Ansbert Gadicke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,900,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,900,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,900,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 8,817 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The Reporting Person is a member of BV III LLC and AM LLC.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Nicholas Galakatos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,900,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,900,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,900,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 8,817 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The Reporting Person is a member of BV III LLC and AM LLC.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Michael Steinmetz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,900,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,900,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,900,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 8,817 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The Reporting Person is a member of BV III LLC and AM LLC.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Kurt Wheeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,900,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,900,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,900,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 8,817 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The Reporting Person is a member of BV III LLC and AM LLC.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Nicholas Simon III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		24,957(2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,900,885(3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,957(2)

WITH	10	SHARED DISPOSITIVE POWER

5,900,885(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,925,842(2)(3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.5%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,402 shares of Common Stock and 20,555 shares of Common Stock issuable upon the exercise of options within 60 days of the date of this filing.
(3) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 8,817 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The Reporting Person is a member of BV III LLC and AM LLC.
(4) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

CUSIP No.	043387 10 9	13D

1	NAME OF REPORTING PERSONS Dennis Henner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,900,885(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,900,885(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,900,885(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

22.4%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the MPM Entities and the Listed Persons. The MPM Entities and the Listed Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of 4,241,787 shares of Common Stock and 446,293 shares of Common Stock issuable upon exercise of warrants held by BV III QP; 285,204 shares of Common Stock and 30,007 shares of Common Stock issuable upon exercise of warrants held by BV III; 128,140 shares of Common Stock and 13,483 shares of Common Stock issuable upon exercise of warrants held by BV III PF; 358,453 shares of Common Stock and 37,713 shares of Common Stock issuable upon exercise of warrants held by BV III KG; 267,183 shares of Common Stock held by BV SF; and 83,805 shares of Common Stock and 8,817 shares of Common Stock issuable upon exercise of warrants held by AM LLC. The warrants listed above are exercisable within 60 days of the date of this filing. BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The Reporting Person is a member of BV III LLC and AM LLC.
(3) This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of ARYx Therapeutics, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 6300 Dumbarton Circle, Fremont, CA 94555.
Item 2. Identity and Background
(a) The persons and entities filing this statement are MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG (“BV III KG”), MPM Asset Management Investors 2002 BVIII LLC (“AM LLC”), MPM BioVentures Strategic Fund, L.P. (“BV SF”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC”) (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Michael Steinmetz, Kurt Wheeler, Nicholas Simon III and Dennis Henner (collectively, the “Listed Persons” and together with the MPM Entities, the “Filing Persons”).
(b) The address of the principal place of business of each of the Filing Persons is The John Hancock Tower, 200 Clarendon Street, 544h Floor, Boston, Massachusetts 02116.
(c) The principal business of each of the Filing Persons is the venture capital investment business.
(d) During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, except MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG, which was organized in Germany.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Securities Purchase Agreement by and among the Issuer, certain of the MPM Entities, and various other investors, dated November 11, 2008 (the “Securities Purchase Agreement”), the MPM Entities purchased an aggregate of 1,787,710 shares of Common Stock (the “Shares”), at a price of $2.20 per share, together with associated warrants (the “Warrants”) to acquire an aggregate of 536,313 shares of Common Stock at a price per share of $0.125 (the “Financing”). The Warrants are exercisable through November 14, 2013 (the “Expiration Date”) at an exercise price of $2.64 per share. In addition, the Warrants are exercisable on a cashless basis (by surrender of the number of shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the shares being acquired) until and including the Expiration Date. Certain rights relating to the Warrants were set forth in a warrant, dated as of November 14, 2008. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends, splits, subdivisions, combinations, reorganizations and reclassifications. The aggregate purchase price of the Shares and the Warrants was $40,000,001.13.
The sale of the Shares and Warrants to the MPM Entities described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including the MPM Entities). The closing of the Financing occurred on November 14, 2008.

Prior to entering into the Securities Purchase Agreement, the MPM Entities beneficially owned an aggregate of 3,576,862 shares of Common Stock. These shares were acquired through venture capital investments prior to and including in the Issuer’s initial public offering, for an aggregate purchase price of approximately $ 34,441,650.73.
The funds used by the MPM Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the MPM Entities.
References to and descriptions of the Financing as set forth in this Item 3 are qualified in their entirety by reference to the Securities Purchase Agreement and the form of Warrant, which are filed as exhibits to this Schedule and are incorporated by reference herein.
Item 4. Purpose of Transaction
The MPM Entities agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of their investments and the Issuer.
Subject to applicable legal requirements, one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of the date of this filing:

	Shares	Warrants	Options		Shared	Sole	Shared
	Held	Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
MPM Entity	Directly	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (1)
BV III QP	4,241,787	446,293	0	4,688,080	0	4,688,080	0	4,688,080	17.8%
BV III	285,204	30,007	0	315,211	0	315,211	0	315,211	1.2%
AM LLC	83,805	8,817	0	92,622	0	92,622	0	92,622	0.4%
BV III PF	128,140	13,483	0	141,623	0	141,623	0	141,623	0.5%
BV III KG	358,453	37,713	0	396,166	0	396,166	0	396,166	1.5%

	Shares	Warrants	Options		Shared	Sole	Shared
	Held	Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
MPM Entity	Directly	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (1)
BV SF	267,183	0	0	267,183	0	267,183	0	267,183	1.0%
BV III GP(2)	0	0	0	0	5,808,263	0	5,808,263	5,808,263	22.0%
BV III LLC(2)	0	0	0	0	5,808,263	0	5,808,263	5,808,263	22.0%
Luke Evnin(3)	0	0	0	0	5,900,885	0	5,900,885	5,900,885	22.4%
Ansbert Gadicke(3)	0	0	0	0	5,900,885	0	5,900,885	5,900,885	22.4%
Nicholas Galakatos(3)	0	0	0	0	5,900,885	0	5,900,885	5,900,885	22.4%
Michael Steinmetz(3)	0	0	0	0	5,900,885	0	5,900,885	5,900,885	22.4%
Kurt Wheeler(3)	0	0	0	0	5,900,885	0	5,900,885	5,900,885	22.4%
Nicholas Simon III(3)(4)	4,402	0	20,555	24,957	5,900,885	24,957	5,900,885	5,925,842	22.5%
Dennis Henner(3)	0	0	0	0	5,900,885	0	5,900,885	5,900,885	22.4%

(1)	This percentage is calculated based upon 25,845,747 shares of the Issuer’s Common Stock outstanding as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Securities Act, which is the sum of: (i) 17,689,322 shares of the Issuer’s Common Stock outstanding on October 31, 2008, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 13, 2008 and (ii) 8,156,425 shares of the Issuer’s Common Stock issued pursuant to the SPA.

(2)	BV III GP and BV III LLC are the direct and indirect general partners of BV III QP, BV III, BV III PF, BV III KG and BV SF. The securities are held as follows: BV III QP: 4,241,787 shares of Common Stock and warrants to purchase 446,293 shares of Common Stock; BV III: 285,204 shares of Common Stock and warrants to purchase 30,007 shares of Common Stock; BV III PF: 128,140 shares of Common Stock and warrants to purchase 13,483 shares of Common Stock; BV III KG: 358,453 shares of Common Stock and warrants to purchase 37,713 shares of Common Stock; and BV SF: 267,183 shares of Common Stock.

(3)	The Reporting Person is a member of BV III LLC and AM LLC. The securities are held as follows: BV III QP: 4,241,787 shares of Common Stock and warrants to purchase 446,293 shares of Common Stock; BV III: 285,204 shares of Common Stock and warrants to purchase 30,007 shares of Common Stock; BV III PF: 128,140 shares of Common Stock and warrants to purchase 13,483 shares of Common Stock; BV III KG: 358,453 shares of Common Stock and warrants to purchase 37,713 shares of Common Stock; AM LLC: 83,805 shares of Common Stock and warrants to purchase 8,817 shares of Common Stock; and BV SF: 267,183 shares of Common Stock.

(4)	Includes 20,555 shares issuable upon the exercise of options within 60 days of the filing date.
The information provided and incorporated by reference in Item 3 is hereby incorporated by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Securities Purchase Agreement includes standard representations and warranties of the Issuer and the investors set forth on Exhibit A thereto (collectively, the “PIPE Investors”), as well as additional terms and conditions, including those set forth below. The representations and warranties will survive the closing of the Financing for a period of one year from the closing date. The Issuer has agreed to indemnify the PIPE Investors and specified related parties against damages with respect to breaches of the representations and warranties or failure to comply with the covenants and agreements of the Issuer in the Securities Purchase Agreement. The Securities Purchase Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and PIPE Investors holding at least 50% of the shares issued in the Financing still held by the PIPE Investors.  Each of the Warrants is exercisable as described in Item 3 above.
The Issuer has agreed, pursuant to a Registration Rights Agreement dated as of November 11, 2008, to prepare and file, at its expense, within 35 days of closing (or within 90 days in the event that the Issuer is required to use Form S-1) (the “Filing Deadline”) a registration statement with the Securities and Exchange Commission covering the resale of all of the shares of Common Stock issued pursuant to the Securities Purchase Agreement and upon exercise of the warrants (collectively, the “Registrable Securities”) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”).  The Issuer has agreed to use its reasonable best efforts to cause the registration statement to be declared effective under the Securities Act on or prior to (i) the 90th calendar day following November 14, 2008, or (ii) if the registration statement is reviewed by the Securities and Exchange Commission (the “SEC”), the 120th calendar day after November 14, 2008 (the “Required Effective Date”). The Issuer has agreed to use its best efforts to keep such registration statement continuously effective under the Securities Act until such date that is the earlier of the date all Registrable Securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144 promulgated under the Securities Act (the “Mandatory Registration Termination Date”).
If a registration statement covering the Registrable Securities is not filed with the SEC on or prior to the Filing Deadline, the Issuer will make pro rata payments to each PIPE Investor pursuant to the Securities Purchase Agreement, an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the aggregate amount invested by such PIPE Investor for each 30-day period beyond the Filing Deadline during which such registration statement should have been filed for which no registration statement is filed with respect to the Registrable Securities. If a registration statement covering the Registrable Securities is not declared effective by the SEC on or prior to the Required Effective Date or after the registration statement has been declared effective by the SEC, sales cannot be made pursuant to such registration statement (absent certain limited exceptions), the Issuer will make pro rata payments to each PIPE Investor pursuant to the Securities Purchase Agreement, an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the aggregate amount invested by such PIPE Investor for each 30-day period, or pro rata for any portion thereof, following the date by which such registration statement should have been effective but was not so effective or available.
The PIPE Investors also shall have certain “piggyback” rights permitting them to include their Registrable Securities in certain registration statements filed by the Issuer with the SEC prior to the Mandatory Registration Termination Date. In addition, the PIPE Investors shall also have certain demand registration rights related to their Registrable Securities.
Nicholas Simon III is a member of the Board of Directors of the Issuer and is also a member of BV III LLC and AM LLC. BV III LLC is the indirect general partner of BV III QP, BV III, BV III PF, BV III KG and BV SF.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the MPM Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A. Securities Purchase Agreement by and among the Issuer and certain purchasers, dated November 11, 2008 (incorporated by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed on November 12, 2008 (SEC File No. 001-33782)).
B. Registration Rights Agreement by and among the Issuer and certain purchasers, dated November 11, 2008 (incorporated by reference to Exhibit 4.9 to the Issuer’s Current Report on Form 8-K filed on November 12, 2008 (SEC File No. 001-33782)).
C. Form of Warrant to purchase shares of common stock (incorporated by reference to Exhibit 4.10 to the Issuer’s Current Report on Form 8-K filed on November 12, 2008 (SEC File No. 001-33782)).
D. Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 24, 2008

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		its General Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2002		MPM BIOVENTURES STRATEGIC FUND, L.P.
BVIII LLC

By:	/s/ Luke Evnin	By:	MPM BioVentures III GP, L.P.,
	Name: Luke Evnin Title: Manager		its General Partner

		By:	MPM BioVentures III LLC,
its General Partner

		By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

MPM BIOVENTURES III GP, L.P.		MPM BIOVENTURES III LLC

By:	MPM BioVentures III LLC,	By:	/s/ Luke Evnin
	its General Partner	Name: Luke Evnin Title: Series A Member
By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

By:	/s/ Luke Evnin	By:	/s/ Ansbert Gadicke

	Name: Luke Evnin		Name: Ansbert Gadicke

By:	/s/ Nicholas Galakatos	By:	/s/ Michael Steinmetz

	Name: Nicholas Galakatos		Name: Michael Steinmetz

By:	/s/ Kurt Wheeler	By:	/s/ Nicholas Simon III

	Name: Kurt Wheeler		Name: Nicholas Simon III

By:	/s/ Dennis Henner

Name: Dennis Henner
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Nicholas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA
Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA

Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of the general partner of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GmbH & Co. Parallel-Beteiligungs KG and MPM BioVentures Strategic Fund, L.P. and member of MPM Asset Management Investors 2002 BVIII LLC
Citizenship: USA

EXHIBIT INDEX
A. Securities Purchase Agreement by and among the Issuer and certain purchasers, dated November 11, 2008 (incorporated by reference to Exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed on November 12, 2008 (SEC File No. 001-33782)).
B. Registration Rights Agreement by and among the Issuer and certain purchasers, dated November 11, 2008 (incorporated by reference to Exhibit 4.9 to the Issuer’s Current Report on Form 8-K filed on November 12, 2008 (SEC File No. 001-33782)).
C. Form of Warrant to purchase common stock (incorporated by reference to Exhibit 4.10 to the Issuer’s Current Report on Form 8-K filed on November 12, 2008 (SEC File No. 001-33782)).
D. Agreement regarding filing of joint Schedule 13D.

Exhibit D
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of ARYx Therapeutics, Inc. is filed on behalf of each of the undersigned.
Dated: November 24, 2008

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		its General Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM BIOVENTURES III PARALLEL FUND, L.P.		MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:	MPM BioVentures III GP, L.P.,	By:	MPM BioVentures III GP, L.P.,
	its General Partner		in its capacity as the Managing Limited Partner

By:	MPM BioVentures III LLC,	By:	MPM BioVentures III LLC,
	its General Partner		its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

	Name: Luke Evnin		Name: Luke Evnin
	Title: Series A Member		Title: Series A Member

MPM ASSET MANAGEMENT INVESTORS 2002		MPM BIOVENTURES STRATEGIC FUND, L.P.
BVIII LLC

By:	/s/ Luke Evnin	By:	MPM BioVentures III GP, L.P.,
	Name: Luke Evnin		its General Partner
Title: Manager

		By:	MPM BioVentures III LLC,
its General Partner

		By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

MPM BIOVENTURES III GP, L.P.		MPM BIOVENTURES III LLC

By:	MPM BioVentures III LLC,	By:	/s/ Luke Evnin
	its General Partner		Name: Luke Evnin Title: Series A Member
By:	/s/ Luke Evnin

Name: Luke Evnin
Title: Series A Member

By:	/s/ Luke Evnin	By:	/s/ Ansbert Gadicke

	Name: Luke Evnin		Name: Ansbert Gadicke

By:	/s/ Nicholas Galakatos	By:	/s/ Michael Steinmetz

	Name: Nicholas Galakatos		Name: Michael Steinmetz

By:	/s/ Kurt Wheeler	By:	/s/ Nicholas Simon III

	Name: Kurt Wheeler		Name: Nicholas Simon III

By:	/s/ Dennis Henner

Name: Dennis Henner